UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

 PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41838

MoneyHero Limited

70 Shenton Way

 #18-15, EON Shenton, S079118

Singapore

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONEYHERO LIMITED

Date: September 2, 2025	By:	/s/ Rohith Murthy
	Name:	Rohith Murthy
	Title:	Chief Executive Officer

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